UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD/A

Specialized Disclosure Report

(Amendment No. 1)

AVINGER, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-36817	20-8873453
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

400 Chesapeake Drive Redwood City, California	94063
(Address of principal executive offices)	(Zip Code)

Jeffrey M. Soinski, Chief Executive Officer	(650) 241-7900
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

Explanatory Note

The purpose of this amendment to Form SD is to amend and restate the Conflict Minerals Report of Avinger, Inc. (the “Company”) in its entirety to include additional information received from certain of the Company’s suppliers regarding smelters and refiners involved in the supply chain for raw material they provide for the Company’s products.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

In accordance with the disclosure requirements promulgated by the U.S. Securities and Exchange Commission, the Company has undertaken efforts to determine its conflict minerals1 reporting requirements for the period from January 1 to December 31, 2022.

The Company has filed this Specialized Disclosure Report and the associated Conflict Minerals Report, which appears as Exhibit 1.01 hereto and is publicly available on the Company’s website at https://irdirect.net/AVGR/sec_filings.

Item 1.02 Exhibit

The Company’s Conflict Minerals Report is provided as Exhibit 1.01 hereto.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable

Section 3 – Exhibits

Item 3.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit 1.01 – Avinger, Inc.’s Conflict Minerals Report for the period January 1 to December 31, 2022.

*****

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Avinger, Inc.

By:	/s/ Jeffrey M. Soinski	Date: 6/20/2023
Jeffrey M. Soinski, Chief Executive Officer

1 The term “conflict mineral” is defined in Section 1502(e)(4) of the Dodd-Frank Wall Street Reform and Consumer Protection Act as (A) columbite-tantalite, also known as coltan (the metal ore from which tantalum is extracted); cassiterite (the metal ore from which tin is extracted); gold; wolframite (the metal ore from which tungsten is extracted); or their derivatives; or (B) any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo (“DRC”) or an adjoining country.